12014943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH, DC

SEC FILE NUMBER
8- 66335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Partners Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5060 CALIFORNIA AVENUE, SUITE 560
(No. and Street)

BAKERSFIELD	CALIFORNIA	93309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH MUSGROVE 661-631-0103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS BROWN PARSONS AND COMPANY, INC.
(Name – *if individual, state last, first, middle name*)

5558 CALIFORNIA AVENUE, SUITE 208	BAKERSFIELD	CALIFORNIA	93309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KEN BILLINGSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY PARTNERS FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. LAWSON
Commission # 1870758
Notary Public - California
Kern County
My Comm. Expires Nov 8, 2013

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WILLIAMS BROWN PARSONS & COMPANY Accountancy Corp.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT

Liberty Partners Financial Services, LLC
Bakersfield, California

We have audited the accompanying balance sheets of Liberty Partners Financial Services, LLC, as of December 31, 2011 and 2010, and the accompanying statements of income and members' equity, and cash flows for the years then ended, which you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Liberty Partners Financial Services, LLC for the year ended December 31, 2009. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the year ended December 31, 2011 and 2010, is based solely on the report of the auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Brown Parsons and Company
WILLIAMS BROWN PARSONS AND COMPANY
ACCOUNTANCY CORPORATION
Bakersfield, California

February 27, 2012

5558 California Avenue, Suite 208 • Bakersfield, CA 93309-0711 • (661) 633-9122 • Fax (661) 633-2719
American Institute of Certified Public Accountants • California Society of Certified Public Accountants
www.wbpandco.com

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
BALANCE SHEETS
December 31

	2011	2010	2009
ASSETS			
CURRENT ASSETS:			
Cash	$ 60,543	$ 113,680	$ 126,363
Deposit with clearing organization	50,000	57,442	50,064
Broker receivable	252,552	262,772	224,535
Commission receivable	135,187	79,650	8,557
Prepaid expenses	16,271	8,573	1,632
TOTAL CURRENT ASSETS	514,553	522,117	411,151
PROPERTY AND EQUIPMENT			
Computer equipment	6,458	6,458	6,458
Furniture and fixtures	26,899	26,899	13,826
	33,357	33,357	20,284
Less accumulated depreciation	16,842	11,328	5,724
	16,515	22,029	14,560
OTHER ASSET			
Deposits	8,244	17,625	72,341
TOTAL ASSETS	$ 539,312	$ 561,771	$ 498,052

LIABILITIES AND MEMBERS' EQUITY	2011	2010	2009
CURRENT LIABILITIES:			
Accounts payable	$ 28,790	$ 44,367	$ 19,724
Accrued expenses payable	5,000	6,720	7,564
Commissions payable	303,391	264,436	264,590
TOTAL CURRENT LIABILITIES	337,181	315,523	291,878
MEMBERS' EQUITY	202,131	246,248	206,174
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 539,312	$ 561,771	$ 498,052

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
STATEMENTS OF INCOME AND MEMBERS' EQUITY
Year Ended December 31

	2011	2010	2009
COMMISSION INCOME	$ 5,870,345	$ 4,520,562	$ 5,566,958
OPERATING EXPENSES:			
Commissions paid	4,654,493	3,171,585	4,255,635
Other	746,166	809,955	940,457
Regulatory fees	55,418	87,086	104,027
Office salaries	214,548	196,175	114,528
	5,670,625	4,264,801	5,414,647
INCOME FROM OPERATIONS	199,720	255,761	152,311
OTHER INCOME			
Interest Income	150,129	14,513	1,180
Gain (loss) from sale of investments	13,003	(5,230)	70,000
Rent Income	0	19,928	23,978
	163,132	29,211	95,158
INCOME BEFORE TAXES	362,852	284,972	247,469
INCOME TAX	6,800	800	800
NET INCOME	356,052	284,172	246,669
MEMBERS' EQUITY AT BEGINNING OF YEAR	246,248	206,174	283,405
MEMBER WITHDRAWALS	(400,169)	(244,098)	(323,900)
MEMBERS' EQUITY AT END OF YEAR	$ 202,131	$ 246,248	$ 206,174

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
Year Ended December 31

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 356,052	$ 284,172	$ 246,669
Adjustments to reconcile net income to net cash used by operating activities:			
Depreciation	5,514	5,604	1,674
(Increase) Decrease in:			
Receivables	(49,317)	(109,330)	78,380
Other assets	13,125	40,397	(63,115)
(Decrease) Increase in:			
Accounts payable	(17,297)	23,799	11,025
Commissions payable	38,955	(154)	(103,096)
NET CASH PROVIDED BY OPERATING ACTIVITIES	347,032	244,488	171,537
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	0	(13,073)	(4,781)
NET CASH APPLIED TO INVESTING ACTIVITIES	0	(13,073)	(4,781)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Members' withdrawals	(400,169)	(244,098)	(323,900)
NET CASH APPLIED TO FINANCING ACTIVITIES	(400,169)	(244,098)	(323,900)
NET DECREASE IN CASH	(53,137)	(12,683)	(157,144)
CASH, BEGINNING OF YEAR	113,680	126,363	283,507
CASH, END OF YEAR	$ 60,543	$ 113,680	$ 126,363

See Accompanying Notes and Independent Auditors' Report

NOTE A — SUMMARY OF ACCOUNTING POLICIES

This summary of accounting policies of Liberty Partners Financial Services, LLC is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Line of Business

Liberty Partners Financial Services, LLC is an independent registered broker-dealer and a member of the National Association of Securities Dealers and is subject to the Securities Exchange Act of 1934.

Method of Accounting

These financial statements were prepared on the accrual basis; that is, sales are recognized when earned, and costs and expenses are charged against income as incurred whether paid or not.

Equipment, Depreciation, and Amortization

Equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The following estimated useful lives have been used in the computation of depreciation and amortization:

	Years
Computer equipment	5
Furniture and fixtures	5

Advertising Costs

All advertising costs were expensed as incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Federal Income Taxes

Income from the limited liability is reported as a partnership for income tax purposes. Federal income taxes are not payable by or provided for the Company. Members are taxed individually on their share of the Company's earnings. State income is taxed to the Company based on its gross receipts and has been accrued for the year ending December 31, 2011.

Long-lived Asset Impairment

The company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2011 and 2010.

Subsequent Events

Subsequent events have been evaluated through February 27, 2012, which is the date the financial statements were available to be issued.

NOTE B — RELATED PARTY TRANSACTIONS

The Company paid commissions to members in the amount of $426,502 and $607,706 for the years ended December 31, 2011 and 2010, respectively.

NOTE C — LEASES

The Company entered into a long-term lease from an unrelated party for its office space for a monthly amount of $4,675. The lease expires June 2017.

The Company also leases two vehicles under operating leases expiring at various dates for monthly amounts of $1,398 and $860, respectively.

NOTE C — LEASES (CONTINUED)

Minimum lease payments are:

Years Ended December, 31		
2012	$	86,196
2013		87,996
2014		94,848
2015		76,830
2016		71,862
	$	417,732

The Company also rents office space on a month-to-month basis from a related party for monthly payments of $1,000.

NOTE D — LITIGATION

The Company is involved in litigation and regulatory investigations in the ordinary course of business. While the ultimate outcome of these matters is not presently determinable, it is the opinion of management that the resolution of outstanding claims will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE E — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $118,150, which was $95,671 in excess of its required net capital of $22,479.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the Securities Exchange Act of 1934
December 31, 2011 and 2010

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC
NET CAPITAL CALCULATION
December 31, 2011 and 2010

	2011	2010
TOTAL ASSETS	$ 539,312	$ 561,771
TOTAL LIABILITIES	337,181	315,523
NET WORTH	202,131	246,248
NON ALLOWABLE ASSETS:		
Accounts receivable	42,951	79,650
Prepaid expense	16,271	8,573
Computer equipment	6,458	6,458
Furniture and fixtures	26,899	26,899
Less accumulated depreciation	(16,842)	(11,328)
Deposits	8,244	17,625
	83,981	127,877
TENTATIVE NET CAPITAL	$ 118,150	$ 118,371
MINIMUM NET CAPITAL REQUIREMENT:		
Aggregate indebtedness:		
Accounts payable	$ 28,790	$ 44,367
Accrued expenses	5,000	6,720
Commissions payable	303,391	264,436
Total Aggregate Indebtedness	$ 337,181	$ 315,523
MINIMUM NET CAPITAL REQUIREMENT (6 2/3% of Aggregate Indebtedness)	22,479	21,035
EXCESS NET CAPITAL	$ 95,671	$ 97,336
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	285.38%	266.55%

See Accompanying Notes and Independent Auditors' Report.

LIBERTY PARTNERS FINANCIAL SERVICES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECUTITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2011 and 2010

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2) (ii) of the rule and does not hold customers' monies or securities.

See Accompanying Notes and Independent Auditors' Report.

WILLIAMS BROWN PARSONS & COMPANY Accountancy Corp.
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of Liberty Partners Financial Services, LLC

In planning and performing our audit of the financial statements of Liberty Partners Financial Services, LLC, for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Liberty Partners Financial Services, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5558 California Avenue, Suite 208 • Bakersfield, CA 93309-0711 • (661) 633-9122 • Fax (661) 633-2719
American Institute of Certified Public Accountants • California Society of Certified Public Accountants
www.wbpandco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entities ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal controls.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entities internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ending December 31, 2011 and this report does not affect our report thereon dated February 28, 2012.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Williams Brown Parsons and Company

WILLIAMS BROWN PARSONS AND COMPANY
ACCOUNTANCY CORPORATION
Bakersfield, California

February 27, 2012

WILLIAMS BROWN PARSONS & COMPANY Accountancy Corp.
Certified Public Accountants & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-S

To the Members of Liberty Partners Financial Services, LLC

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Liberty Partners Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc" and SIPC, solely to assist you and the other specified parties in evaluating Liberty Partners Financial Services, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Liberty Partners Financial Services, LLC's management is responsible for the Liberty Partners Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-I 7a-5 for the year ended December 31, 2011, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

5558 California Avenue, Suite 208 • Bakersfield, CA 93309-0711 • (661) 633-9122 • Fax (661) 633-2719
American Institute of Certified Public Accountants • California Society of Certified Public Accountants
www.wbpandco.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Williams Brown Parsons and Company

WILLIAMS BROWN PARSONS AND COMPANY
ACCOUNTANCY CORPORATION
Bakersfield, California

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section
FEB 29 2012
Washington DC
106

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068335 FINRA DEC
LIBERTY PARTNERS FINANCIAL SERVICES LLC 23*24
5060 CALIFORNIA AVE STE 620
BAKERSFIELD CA 93309-7073

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ELIZABETH MUSGROVE 661-631-010

2. A. General Assessment (item 2e from page 2)		$ 8661
B. Less payment made with SIPC-6 filed (exclude interest)		(4240)
________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4421
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4421	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Partners Financial Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 31 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 20 11 and ending December, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	6,040,227
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,292,962
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	230,436
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REPRESENTATIVE REGISTRATION FEES, RENTAL INCOME (Deductions in excess of $100,000 require documentation)	52,455
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,575,853
2d. SIPC Net Operating Revenues	$ 3,464,374
2e. General Assessment @ .0025	$ 8,661 (to page 1, line 2.A.)